Sub-item 77Q3

(a)(i) The Chief Executive and Financial Officers concluded that the Registrant's Disclosure Controls and Procedures are effective based on the evaluation of the Disclosure Controls and Procedures as of a date within 90 days of the filing date of this report.

(a)(ii) As noted in the April 24, 2003 report of the Fund's independent auditors, Ernst & Young, filed in response to sub-item 77B of this amended Form N-SAR, management has discussed with Ernst & Young that management is instituting additional procedures to ensure that its internal control system operates as designed, and to reduce the likelihood of failures of the type described in Ernst & Young's report dated April 24 and delivered to us on April 30.